October 7, 2016

Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

Securities and Exchange Commission

Washington, D.C.  20549

RE:                           Plug Power Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 15, 2016

Form 8-K filed May 10, 2016

File No. 1-34392

Dear Mr. Kuhar:

This letter is submitted on behalf of Plug Power Inc. (the “Company”, “us”, or “our”) in response to the comments of the Staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission (“Commission”) as set forth in your letter to the Company dated September 23, 2016.  For your convenience, the Staff’s comments and the responses thereto are set forth sequentially below.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page F-10

1.                                We note your response to comment 1 that none of the PPAs you entered into through December 31, 2015 were associated with capital leases.  We also note that during the second quarter of 2016, you began to finance your PPAs using a different structure and that the leasebacks associated with those financing are classified as capital leases.  Please specifically tell us how you evaluated each of the criteria in ASC 840-10-25-1 for the leases related to the PPAs before December 31, 2015 as well as the leases related to the PPAs under the new structure in 2016 in determining the lease classifications.

Company Response:

The Company evaluated each of the criteria in ASC 840-10-25-1 for the leases related to PPAs before December 31, 2015 as follows:

ASC 840-10-25-1 (a) — Transfer of ownership —  The lease agreements related to PPAs entered into with third party financial institutions did not transfer ownership of the property to the lessee by the end of the lease term.  Throughout the term of the lease, as well as at the conclusion of the lease, the lessor maintains ownership of the property.

ASC 840-10-25-1 (b) — Bargain purchase option — The lease agreements related to PPAs entered into with third party financial institutions did not contain a bargain purchase option, rather the lessee has the option to purchase the leased property back at fair value at the end of the lease term.

ASC 840-10-25-1 (c) — Lease term — The Company estimates that its fuel cells have an estimated economic life of 10 years, while the hydrogen infrastructure has an estimated economic life of 20 years.  All of the leases related to PPAs entered into with third party financial institutions have lease terms of six years or less.  Accordingly, the lease terms are less than 75 percent of the estimated economic life of the leased property.

ASC 840-10-25-1 (d) — Minimum lease payments — With respect to leases related to PPAs entered into with third party financial institutions, the present value of the future minimum lease payments at the beginning of the lease term, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, was less than 90 percent of the fair value of the leased property at lease inception, net of the related investment tax credit retained by and expected to be realized by the lessor.

As a result of the evaluation of the criteria in ASC 840-10-25-1, the leases related to PPA’s entered into prior to December 31, 2015 were classified as operating leases.  Therefore, the financing transactions were treated as sale-leaseback transactions with upfront revenue recognition, except that profit on each sale, if any, was deferred and is being recognized over the relevant contractual term of the respective lease.

Subsequent to December 31, 2015, the Company broadened the range of financial partners with whom it entered into such agreements, along with expanding the range of deal structures.  These financial partners included entities outside of traditional commercial banks.  Commercial banks tend to support operating lease transactions which generally result in sale-leaseback accounting, with upfront revenue recognition.  Although the underlying customer deployments were similar in nature for all periods, the new financing arrangements had new terms which resulted in a different conclusion with respect to one of the criteria from ASC 840-10-25-1 as follows:

ASC 840-10-25-1 (d) — Minimum lease payments — With respect to leases related to PPAs entered into with third party financial institutions, the present value of the future minimum lease payments at the beginning of the lease term, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, was greater than 90 percent of the fair value of the leased property at lease inception, net of the related investment tax credit retained by and expected to be realized by the lessor.

As a result of the evaluation of the criteria in ASC 840-10-25-1, the leases related to PPA’s entered into after December 31, 2015 were classified as capital leases.  Therefore, the financing transactions were accounted for as borrowings, and there was no upfront revenue recognition as in past deals.

If you should have any questions concerning this matter, please contact me at 518-738-0319 or Gerard L. Conway, Jr. at 518-738-0281.

PLUG POWER INC.

By:	/s/ Paul B. Middleton
Name:	Paul B. Middleton
Title:	Chief Financial Officer

Cc:	Robert P. Whalen, Jr., Goodwin Procter LLP
Dean Geesler, KPMG LLP